EXHIBIT (g)(5)
No. 99 CI 06214
                                                         JEFFERSON CIRCUIT COURT
                                                                     DIVISION 13


RUSSELL BARKLEY, On Behalf of
Himself and All Others Similarly Situated:                             PLAINTIFF


vs.                                OPINION AND ORDER


COMAIR HOLDINGS, INC., et al.                                         DEFENDANTS


                       * * * * * * * * * * * * * * * * *


         This matter came before the Court on a motion for a Temporary Restraining Order brought by the Plaintiff, Russell Barkley, on behalf of himself and all others similarly situated, to prohibit the Defendant Comair Holdings, Inc. ("Comair") and its Board of Directors from consummating a Tender Offer and Merger with Delta Air Lines, Inc. ("Delta"). The Court being sufficiently advised, after reviewing the Plaintiff's motion and having heard oral arguments from the parties' respective counsel (See Trial Tape: Ragozine v. Greg, 30-13-99 VCR 075-A-2: 1 p.m. - 2:25 p.m.), will deny the motion on the following grounds: (1) the allegations are insufficient to conclude that the Plaintiff or the putative class-member shareholders will suffer irreparable harm; and (2) the Defendants will likely be prejudiced and harmed if the requested Temporary Restraining Order is issued. This matter is therefore set down on the Court's docket for further proceedings and motions on December 1, 1999, at 9:00 a.m.



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                                    OPINION

         The Plaintiff maintains that he and the other shareholders of Comair will suffer immediate and irreparable injury if the Tender Offer and Merger is allowed to proceed. The thrust of his argument to restrain Comair is the $50 million dollar "termination fee," the "no shop" provision in the Merger Agreement, conflict of interests between financial advisors, and a breach of the Board of Directors' fiduciary duties. While all of these allegations may have merit, Comair shareholders may recover damages in court if they can prove to the trier of facts that the Board of Directors did indeed breach its duties to the shareholders. Unfortunately for the shareholders, their allegations do not reach the standard that would require this Court to restrain a "multi-billion" dollar transaction and risk the obvious harm that could result to shareholders who support this transaction.

         The Court has examined the standard espoused by Kentucky's leading case, Maupin v. Stansbury, Ky. App., 575 S.W.2d 695 (1978), and finds that the factors claimed by the Plaintiff have not been met in this action. There is no clear showing "that immediate and irreparable injury to a concrete personal right will occur," nor do the equities appear to require a "status quo," and while the complaint does raise a serious question on the merits, the Plaintiff has an adequate remedy at law. Certainly, the far reaching effects of the "extraordinary relief" requested by the Plaintiff could have an adverse effect on the very concept that the Plaintiff wishes to prevent (i.e., the dissipation of the corporate assets of Comair).

         This Court is concerned with the immediacy of the timing of the Tender Offer and Merger and the allegations regarding the "no shop" provision. Apparently, however, the


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period of twenty work days is within the guidelines of the federal regulations, and appropriate notice has been given to the shareholders. Furthermore, while there is a "no shop" provision, it is apparent that other offers could be made to Comair if a suitable purchaser can be found.

         Therefore, the Court enters the following Order:

                                     ORDER

         IT IS HEREBY ORDERED AND ADJUDGED that the motion for a Temporary Restraining Order brought by Plaintiff, Russell Barkley, on behalf of himself and all others similarly situated, is DENIED.

         DATED this ____ day of October, 1999.




                                                /s/ Geoffrey Morris
                                                --------------------------------
                                                GEOFFREY MORRIS, CHIEF JUDGE
                                                Jefferson Circuit Court



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